

Mail Stop 4720

October 7, 2009

By U.S. Mail and Facsimile to: (917) 777-3416

Robert J. Ingato, Esq.
Executive Vice President and General Counsel
CIT Group Inc.
505 Fifth Avenue
New York, New York 10017

> **Re: CIT Group Inc. / CIT Group Funding Company of Delaware LLC**
> **Application for Qualification on Form T-3**
> **Filed October 2, 2009**
> **File No. 022-28906 / 022-28906-01**

Dear Mr. Ingato:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Application for Qualification on Form T-3

General

1.   You state that the New Notes will be guaranteed by certain subsidiaries of CIT Group Inc. We note, however, that the guarantors are not applicants on the Form T-3. Each guarantor is required to file an application on Form T-3 and each such

entity must provide the information required by the form. Please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretation 201.03.

2.   We note that the New Notes may be issued in connection with a plan of reorganization. So far as practicable, please revise to provide the information required by Instruction 2 to Item 3 regarding affiliations and Instruction 1 to Item 5 regarding the principal owners of voting securities.

Securities Act Exemption Applicable, page 2

3.   Please revise to discuss the Securities Act exemption applicable to the offer and sale of the New Notes pursuant to the plan of reorganization.

Closing Comments

As appropriate, please amend your application in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. We will consider your request for acceleration as a confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Trust Indenture Act of 1939 as it relates to this application.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending application, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Andrea Nicolas, Esq.
        Richard Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        (By facsimile)